UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 18, 2023

AURORA TECHNOLOGY ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41250	98-1624542
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Embarcadero Center, Suite 1449 San Francisco, California	94105
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 550-0458

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value, $0.0001 per share, one Redeemable Warrant to acquire one-half of one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	ATAKU	The Nasdaq Stock Market LLC
Class A Ordinary Shares	ATAK	The Nasdaq Stock Market LLC
Redeemable Warrants, each two warrants exercisable for one Class A ordinary share at $11.50 per share	ATAKW	The Nasdaq Stock Market LLC
Rights, each 10 rights entitling the holder thereof to one Class A ordinary share	ATAKR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported by Aurora Technology Acquisition Corp., a Cayman Islands exempted company (the “Company”), on its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2023, the Company received written notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), on June 9, 2023 (the “June Notice”), indicating that since the Company’s aggregate market value of its outstanding warrants was less than $1 million, the Company was no longer in compliance with the Nasdaq Global Market continued listing criteria set forth in Listing Rule 5452(b)(C), which requires the Company to maintain an aggregate market value of its outstanding warrants of at least $1 million.. The June Notice additionally indicated that the Company had 180 calendar days (or until December 6, 2023) to regain compliance (the “Compliance Period”).

On December 18, 2023, the Company received written notice from the Staff (the “December Notice”), stating that the Company had not regained compliance with Listing Rule 5452(b)(C) within the Compliance Period and the Staff had determined to initiate procedures to delist the Company’s warrants from The Nasdaq Global Market due to the Company’s non-compliance.

Pursuant to the December Notice, unless the Company requests a hearing to appeal this determination by 4:00 p.m. Eastern Time on December 26, 2023, the Company’s warrants will be suspended at the opening of business on December 28, 2023, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s warrants from listing and registration on The Nasdaq Stock Market (the “Warrant Delisting”). The Warrant Delisting does not affect the listing or trading of the Company’s Class A ordinary shares on The Nasdaq Global Market.

Item 5.07	Submission of Matters to a Vote of Security Holders

As previously announced, on February 26, 2023, the Company entered into a business combination agreement (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, Aurora Technology Merger Sub Corp., a Nevada corporation and a direct, wholly-owned subsidiary of the Company (“ATAK Merger Sub”), and DIH Holding US, Inc., a Nevada corporation (“DIH”). Pursuant to the Business Combination Agreement, the parties have agreed to consummate certain transactions (collectively, the “Business Combination”), subject to the terms and conditions of the Business Combination Agreement.

On May 12, 2023, in connection with the Business Combination, the Company first filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-271890) (as amended, the “Registration Statement”) containing a proxy statement/prospectus of the Company (such proxy statement/prospectus in definitive form, the “Proxy Statement”), which Registration Statement was declared effective by the SEC on November 13, 2023, and the Company commenced mailing the Proxy Statement on or about November 15, 2023.

On December 18, 2023, the Company held an extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”), at which holders of 7,998,093 ordinary shares (consisting of 2,948,093 Class A ordinary shares and 5,050,000 Class B ordinary shares) held of record as of November 6, 2023, the record date for the Extraordinary General Meeting, were present in person or by proxy, representing 75.03% of the voting power of the Company’s ordinary shares as of the record date for the General Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the Proxy Statement. A summary of the voting results at the General Meeting is set forth below:

The shareholders approved the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Stock Incentive Plan Proposal and the Director Election Proposal (the “Business Combination Proposals”).

The voting results for each of the Business Combination Proposals were as follows:

Proposal No. 1: The Business Combination Proposal (Class A Shares and Class B Shares, voting together as a single class):

Votes For	Votes Against	Abstentions
7,985,264	12,799	30

Proposal No. 2: The Domestication Proposal (Class A Shares and Class B Shares, voting together as a single class):

Votes For	Votes Against	Abstentions
7,985,294	12,799	0

Proposal No. 3: The Governing Documents Proposal (Class A Shares and Class B Shares, voting together as a single class):

Votes For	Votes Against	Abstentions
7,985,294	12,799	0

Proposal No. 4: The Advisory Governing Documents Proposals (Class A Shares and Class B Shares, voting together as a single class):

Advisory Governing Documents Proposal 4A

Votes For	Votes Against	Abstentions
7,985,264	12,829	0

Advisory Governing Documents Proposal 4B

Votes For	Votes Against	Abstentions
7,985,294	12,799	0

Advisory Governing Documents Proposal 4C

Votes For	Votes Against	Abstentions
7,732,396	265,697	0

Advisory Governing Documents Proposal 4D

Votes For	Votes Against	Abstentions
7,732,426	265,667	0

Advisory Governing Documents Proposal 4E

Votes For	Votes Against	Abstentions
7,732,396	12,829	252,868

Advisory Governing Documents Proposal 4F

Votes For	Votes Against	Abstentions
7,732,396	265,697	0

Advisory Governing Documents Proposal 4G

Votes For	Votes Against	Abstentions
7,985,293	12,800	0

Proposal No. 5: The Listing Proposal (Class A Shares and Class B Shares, voting together as a single class):

Votes For	Votes Against	Abstentions
7,985,294	12,799	0

Proposal No. 6: The Stock Incentive Plan Proposal (Class A Shares and Class B Shares, voting together as a single class):

Votes For	Votes Against	Abstentions
7,732,396	12,829	252,868

Proposal No. 7: The Director Election Proposal (Class A Shares and Class B Shares, voting together as a single class):

	Votes For	Votes Against	Abstentions
Approval of the election of the following individuals as directors of the Company, as provided in Proposal Number 7 of the Proxy Statement:
(1) Jason Chen	7,985,294	0	12,799
(2) Lynden Bass	7,985,294	0	12,799
(3) Dr. Patrick Bruno	7,985,294	0	12,799
(4) Max Baucus	7,985,294	0	12,799
(5) F. Samuel Eberts III	7,985,294	0	12,799
(6) Ken Ludlum	7,985,294	0	12,799
(7) Cathryn Chen	7,985,294	0	12,799

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

Following the consummation of the Business Combination, the common stock of New DIH (as such term is defined in the Proxy Statement) is expected to begin trading on The Nasdaq Stock Market LLC under the proposed new ticker symbol “DHAI” and the warrants of New DIH are expected to trade on The Nasdaq Stock Market LLC under the proposed new ticker symbol “DHAIW.”

In connection with the vote to approve the Business Combination Proposals, the holders of 4,815,153 Class A ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.03 per share, for an aggregate redemption amount of approximately $53,122,687.91.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events involving, or future performance of, the Company or DIH Holding US, Inc. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and DIH Holding US, Inc. and its management, as the case may be, are inherently uncertain. Certain risks and uncertainties are set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement and in other documents filed or to be filed with the SEC by the Company.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2023

Aurora Technology Acquisition Corp.

By:	/s/ Zachary Wang
Name:	Zachary Wang
Title:	Chief Executive Officer and Chairman